February 18, 2025

VIA EDGAR

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	IperionX Limited
Form 20-F for the Fiscal Year ended June 30, 2024
Filed October 30, 2024
File No. 001-41338

To Whom It May Concern:

On behalf of IperionX Limited (the “Company” or “IperionX”), this letter responds to your letter, dated February 5, 2025 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form 20-F for the Fiscal Year ended June 30, 2024, filed on October 30, 2024.  Each comment of the Staff of the Division of Corporation Finance (the “Staff”) is set forth below, followed by the corresponding response.  For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.  Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff appearing in bold type.

Form 20-F for the Fiscal Year ended June 30, 2024

Business Overview, page 24
Our Production Facilities, page 34

1.
We note that you have disclosures on pages 32, 34, 36, 57, and F-17 regarding $12.7 million in funding that you were either "awarded" or had "contracted to award" by the U.S. Department of Defense, which is "being applied" towards your titanium production facility in Virginia. However, you indicate that titles to any assets purchased with these funds initially vest with the U.S. government, though may be transferred to you at the end of the agreement if certain conditions are met.

Please modify your disclosure as necessary to clarify the terms under which these funds are being utilized, to include the types of permissible expenditures, an indication of whether the funds are received in advance of making the expenditures or if you are being reimbursed, the funding dates and amounts received and amounts expended during each period covered by your report, the conditions under which titles to the assets acquired would be transferred to you at some future date, and the timeframe in which a determination as to whether you had met those conditions would occur. Please also clarify how assets acquired with these funds are segregated from assets to which you have title, considering both practical and legal aspects of determining ownership of the titanium production facility.

Please include an accounting policy in the notes to your financial statements to clarify how you are accounting for and presenting the amounts related to this arrangement, to include the cash flows, assets acquired that do not vest with you, the receivables reported in Note 6, and any liabilities. Tell us the specific accounting guidance that you considered in formulating your policy, and file the agreement as an exhibit to comply with Item 19 of Form 20-F (number four in the Exhibit Instructions).

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
February 13, 2025

Response 1:

The agreement has an initial term of 39 months, scheduled to terminate on January 30, 2027, and provides that it may be extended by mutual agreement.  Under the agreement, the Company and the Federal government have agreed to use best efforts to achieve the goals of the agreement, which include the Company conducting a research and development program with respect to titanium technology.  The agreement provides for the government to fund up to $12.7 million and the Company to provide funding up to approximately $13.4 million during the term of the agreement.  The Company can acquire equipment or real property and designate the related purchase price as reflecting the government’s share of funding or the Company’s share of funding.  To the extent designated as the government’s share, the Company is entitled to request reimbursement from time to time of the cost to purchase.  Title to all equipment and real property acquired with federal funds vests with the government throughout the agreement. The government can elect to, but is not obliged to, transfer such title to all or a portion of the equipment or real property to the Company at the end of the agreement, which is scheduled to terminate on January 30, 2027, if the Company’s performance is satisfactory and provided that (a) the Company has used the equipment or real property for the authorized purposes of the project funding until funding for the project ceases, (b) the Company has not encumbered the equipment or real property without approval of the government, and (c) the Company has otherwise complied with the terms of the agreement. All equipment acquired with federal funds is tagged and segregated from equipment acquired with Company funds using a Property Control List that tracks all equipment purchased under the agreement. The Property Control List is submitted quarterly to the government and includes a description of the equipment, an asset number, manufacturer's serial number, ordered date, received date, installed date, location of the asset, and disposition date (if applicable). When the equipment arrives at our Virginia facility, it is tagged with an identification tag marked “Property of the Government of the United States” and which also included the serial number, asset number, and date received.

In formulating the Company’s accounting policy with respect to the agreement, the Company primarily considered IAS 20, Accounting for Government Grants and Disclosure of Government Assistance. Pursuant to the agreement, as described above, title to all assets acquired with federal funds vests with the government and the government is not required to transfer that title to the Company. Accordingly, the Company does not have an enforceable right to the assets acquired with federal funds even where the conditions of the agreement are complied with, and so there is no current grant to be recognized. Instead, for accounting purposes, the Company’s role with respect to the equipment is to acquire it on behalf of the government in an agency capacity. Upon procurement of the asset for the government, only a receivable is recognized reflecting the reimbursement due from the government. If, per the agreement, the government subsequently decides to transfer title of the assets to the Company at the end of the program, this is the point at which a grant would crystallize and the Company would record a non-monetary government grant at this time.

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
February 13, 2025

The Company respectfully notes the Staff’s instruction to file a copy of the funding agreement.  It is the Company’s view that filing of the agreement is not required because the agreement was made in the ordinary course of business and is not a contract on the which the Company is substantially dependent.  It is common for companies, particularly mining and developing technologies companies, to obtain funding from the federal government.  Obtaining funding for development is an ordinary course activity of the Company and, regardless of whether this agreement continues or terminates, the Company will seek additional funding through debt or equity financings or alternative government funding. The Company expects that it would be able to obtain such additional funding and therefore believes it is not substantially dependent upon the agreement.

The Company proposes to add the following description of the agreement and description of the accounting treatment in its upcoming Form 20-F for the year ending June 30, 2025:

Form 20-F
Business Overview

During fiscal 2024, the U.S. Department of Defense (“DoD”) contracted to award the Group US$12.7 million in funding under the Defense Production Act (“DPA”) Title III authorities to address U.S. titanium supply chain vulnerabilities. This funding is being applied towards the Group’s titanium production facility in Virginia. The agreement has an initial term of 39 months, scheduled to terminate on January 30, 2027, and provides that it may be extended by mutual agreement. Under the agreement, the Company and the U.S. government have agreed to use best efforts to achieve the goals of the agreement, which include the Company conducting a research and development program with respect to titanium technology.  The agreement provides for the U.S. government to fund up to $12.7 million and the Company to provide funding up to approximately $13.4 million during the term of the agreement.  The Company can acquire equipment or real property and designate the related purchase price as reflecting the government’s share of funding or the Company’s share of funding.  To the extent designated as the government’s share, the Company is entitled to request reimbursement from time to time of the cost to purchase.  Title to all equipment and real property acquired with federal funds vests with the government throughout the agreement. The government can elect to, but is not obliged to, transfer such title to all or a portion of the equipment or real property to the Company at the end of the agreement, which is scheduled to terminate on January 30, 2027, if the Company’s performance is satisfactory and provided that (a) the Company has used the equipment or real property for the authorized purposes of the project funding until funding for the project ceases, (b) the Company has not encumbered the equipment or real property without approval of the government, and (c) the Company has otherwise complied with the terms of the agreement. All equipment acquired with federal funds is tagged and segregated from equipment acquired with Company funds using a Property Control List that tracks all equipment purchased under the agreement. The Property Control List is submitted quarterly to the government and includes a description of the equipment, an asset number, manufacturer's serial number, ordered date, received date, installed date, location of the asset, and disposition date (if applicable). When the equipment arrives at our Virginia facility, it is tagged with an identification tag marked “Property of the Government of the United States” and which also included the serial number, asset number, and date received.

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
February 13, 2025

Notes to Financial Statements
Note 6. Trade and other receivables

During fiscal 2024, the U.S. DoD contracted to award the Group US$12.7 million in funding under the DPA Title III authorities to address U.S. titanium supply chain vulnerabilities. This funding is being applied towards the Group’s titanium production facility in Virginia. Pursuant to the agreement, title to all assets acquired with federal funds vests with the government. The government can elect to, but is not obliged to, transfer such title to all (or some) of the equipment or real property to the Company at the end of the agreement, which is scheduled to terminate on January 30, 2027, if the Company’s performance is satisfactory and provided that the Company has otherwise complied with the terms of the agreement. Accordingly, the Company does not have an enforceable right to the assets acquired with federal funds, even where the conditions of the agreement are complied with, and so there is no current grant to be recognized. Instead, for accounting purposes, the Company’s role with respect to the equipment is to acquire it on behalf of the government in an agency capacity. Upon procurement of the asset for the government, only a receivable is recognized reflecting the reimbursement due from the government. If, per the agreement, the government subsequently decides to transfer title of the assets to the Company at the end of the program, this is the point at which a grant would crystallize and the Company would record a non-monetary government grant at this time.

Financial Statements, page F-1
Notes to Financial Statements, page F-7

2.
Given your disclosures on pages 4, 26 through 29, 33, and 34, referencing various intellectual property rights that appear to be material to your business plan, such as an "award-winning patented technology portfolio" and an "exclusive license to patented mineral upgrading technologies," please expand the notes to your financial statements to include the information prescribed by paragraphs 118 through 128 of IAS 38, or explain to us why you believe this would not apply to you, if this is the case.

Response 2:

The Company respectfully notes that, as of June 30, 2024, the balance sheet date for the Form 20‑F, the Company had not yet exercised its option to acquire Blacksand’s intellectual property and thus did not directly own the intellectual property referred to on the identified pages.  Instead, as described in the risk factors on pages 9 and 11 and in the business discussions on pages 39 and 58, the Company held an option to acquire Blacksand’s intellectual property.  Blacksand holds the exclusive commercial rights over the technologies through a license agreement with the University of Utah, which grants Blacksand a paid-up exclusive license to commercialize the intellectual property that Blacksand developed in conjunction with the University of Utah.  As a result, as of June 30, 2024, the Company did not recognize any intellectual property on its balance sheet that would require footnote disclosures under paragraphs 118 through 128 of IAS 38, Intangible Assets. Instead, for accounting purposes, the Company recognized a prepayment of $5.5 million representing the option payments paid to Blacksand for the Company’s option to acquire Blacksand’s intellectual property. Subsequent to the filing of the Form 20-F, the Company exercised its option to acquire Blacksand’s intellectual property.  Accordingly, the Company intends to make the disclosures required by IAS 38 in its upcoming Form 20‑F for the year ending June 30, 2025.

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Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
February 13, 2025

We would be pleased to address any further Staff comments or questions related to the above matters.  If the Staff wishes to discuss this letter at any time, please do not hesitate to contact our counsel at Gibson, Dunn & Crutcher LLP, Eric Scarazzo at (212) 351-2389.

Very truly yours,

/s/ Marcela Castro

Marcela Castro
Chief Financial Officer